NEWS RELEASE	ELD No. 15-03
TSX: ELD NYSE: EGO	March 2, 2015

Greece Update

VANCOUVER, BC – Eldorado Gold (“Eldorado” or the “Company”) hereby informs that on Friday February 27, 2015, its Greek subsidiary, Hellas Gold S.A., received a formal notice from Greece's Ministry of Productive Reconstruction, Energy and Environment (the “Ministry” or “Ministry of Energy”) revoking the approval required to complete final construction of the processing plant at the Skouries Project. The notice from the Ministry indicates however, that the Ministry may reverse its decision once it completes an internal review process. Timing to complete this review process has not been stipulated by the Ministry.

The Company believes the decision of the Ministry has no legal basis and will, if necessary, act to protect the legal rights of the Company, employees and stakeholders. At this moment in time the revocation of this approval has no material impact on the construction schedule of the Skouries Project and various site activities continue unabated. The Company takes the opportunity to remind all stakeholders that the integrity of the Environmental Impact Assessment (EIA) – the main environmental permit supporting its projects in Halkidiki, Northern Greece - has been confirmed by three separate rulings of the Council of State, which is Greece's Supreme Court on administrative and environmental matters.

Paul Wright, Chief Executive Officer of Eldorado, commented: “We have 2,000 people working directly for us and our contractors in Greece and are making a significant contribution to the economy of the country during challenging times. Since 2012 we have invested in excess of US$450 million on the construction and development of two mines in Greece – Skouries and Olympias. Once these two mines reach commercial production, Hellas Gold will become one of Greece's top exporters. The funds invested in Greece to date have been used primarily for payments to Greek stakeholders, such as our employees, suppliers of goods and services, contractors and government (the Greek State having received in excess of 50 million euros in taxes as a result of our investments since 2012). Thus the benefits of our investment to the Greek economy are obvious to all. We remain committed to the responsible development of our asset base in Greece and announced earlier this year that we plan to invest US$310 million on the development of Skouries and Olympias in 2015, which will generate additional jobs for the Greek people and taxes for the Greek government. However, the recent decision of the Ministry of Energy – if not reversed in a timely manner – may force Eldorado to reconsider its investment plans for Greece. Eldorado, Hellas Gold, its Greek employees, labor unions, and pro-mining stakeholders from the Municipality of Aristotle in Halkidiki look forward to engaging in a constructive dialogue with the new Greek Government.”

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s Greece Update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2014

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr, Vice President Investor Relations

Eldorado Gold Corporation

604.601.6701or	1.888.353.8166